[LETTERHEAD OF KPMG LLP]

June 30, 2015

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Fox Chase Bancorp, Inc. and, under the date of March 6, 2015, we reported on the consolidated financial statements of Fox Chase Bancorp, Inc. as of and for the years ended December 31, 2014 and 2013, and the effectiveness of internal control over financial reporting as of December 31, 2014. On June 24, 2015, we were dismissed. We have read Fox Chase Bancorp, Inc.’s statements included under Item 4.01 of its Form 8-K dated June 30, 2015, and we agree with such statements except that we are not in a position to agree or disagree with Fox Chase Bancorp, Inc.'s statement that the change was recommended by the Audit Committee and approved by the Board of Directors and we are not in a position to agree or disagree with Fox Chase Bancorp, Inc.’s statements in Item 4.01 (b).

Very truly yours,

/s/ KPMG LLP